Mr Michael R Clampitt,

Senior Counsel,

United States Securities and Exchange Commission,

Washington, D.C. 20549

31 October 2012

Re:                             The Governor and Company of the Bank of Ireland

Form 20-F for Fiscal Period Ended 31 December 2011

Filed 29 March 2012

Form 6-K Filed 10 August 2012

File No. 001-14452

Dear Mr Clampitt,

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission, dated 24 September 2012 addressed to Richie Boucher (Chief Executive Officer), concerning the Annual Report on Form 20-F for the fiscal period ended 31 December 2011 (the “Form 20-F”) and the Form 6-K relating to the fiscal period ended 30 June 2012, of The Governor and Company of the Bank of Ireland (the “Group”).  The Group’s responses to the comment letter are noted below. To facilitate the Staff’s review, each response is preceded by the Staff’s comments.

In some of the responses, in light of the Staff’s comments, the Group has proposed providing disclosures in the Annual Report on Form 20-F for 2012 that may differ from or supplement the corresponding disclosure in the above-referenced Form 20-F.  The Group continues to believe its prior filings are in compliance with applicable disclosure rules and regulations promulgated by International Financial Reporting Standards and the Commission.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate. We note that where we have presented proposed forms of disclosure, those disclosures will be subject to review and revision in light of facts and circumstances at the time of the filing of the 2012 Form 20-F.

Supervision and Regulation, page 28

1.  We note your disclosure on page 32 that in December 2011 the Central Bank of Ireland issued a paper entitled “Impairment Provisioning and Disclosure Guidelines” which set out guidelines regarding the policies, procedures, and disclosures which should be adopted for loans and receivables financial assets that are subject to impairment review.  We also note that you have provided some of these disclosures in your Credit Risk of the Risk Management Report in your filing.  Please tell us and revise your future filings to disclose in greater detail the changes to your policies and procedures, the financial statement impact to your loans and receivable, and the specific disclosures you have added to your filing as a result of this guidance.

Response:

The Central Bank of Ireland’s “Impairment Provisioning and Disclosure Guidelines” (the “guidelines”), issued in December 2011, sets out policies, procedures and disclosures which the State1 supported Covered Institutions2 such as the Group should adopt for loans and receivables financial assets (and held to maturity financial assets where applicable) that are subject to impairment review in accordance with the requirements of International Accounting Standard (“IAS”) 39 and within the context of International Financial Reporting Standards (“IFRS”).

The Central Bank of Ireland (“CBoI”) expects Covered Institutions “to implement these guidelines as early as possible” and that “the number and quality of disclosures in the 2011 Annual Reports will be significantly enhanced”3.  In Appendix 14  of the guidelines, the CBoI provided an illustrative disclosure template.  The Group’s impairment disclosures included in the 2010 Form 20-F and earlier periods already contained much of the substantive content of this illustrative template.  Our disclosures were further enhanced in the 2011 Form 20-F, particularly by the inclusion of a 15-page supplementary section on Residential Mortgages (refer to pages 208-222 of the 2011 Form 20-F) that covered both Ireland and UK mortgages, noting that residential mortgages were the key focus of the CBoI’s illustrative disclosure template.  The impact of the guidelines on our 2011 Form 20-F was therefore focused on additional residential mortgages disclosures.  There were no changes made to our policies and procedures in 2011 as a result of the guidelines.

As agreed with the CBoI, implementation of the guidelines during 2012 has focused on the need for further refinements and / or enhancements to our impairment provisioning policies and procedures, together with potentially some additional disclosures primarily relating to forbearance.  We note that the CBoI stated in December 2011 that it “may consider publishing an updated paper in 2012”5 and that the guidelines need to be interpreted by a number of Covered Institutions.  At the date of this letter, the CBoI has not published an updated paper. We are still considering the interpretation and implementation of the guidelines, a process which includes ongoing dialogue with the CBoI and, as such, we have not yet concluded on the need for refinements to our policies and procedures. As a result, while not anticipated to be material as at the date of this letter, it is not possible at this time to definitively conclude as to the financial impact (if any) of the changes. We expect to finalise our position in the fourth quarter of 2012.

Our 2012 Form 20-F will include disclosure of any material changes to our impairment provisioning methodologies resulting from any change to our policies and procedures introduced as a result of the guidelines, together with the financial impact (where material) resulting from these changes.

1  The term “the State” means the Republic of Ireland, its Government and, where and if relevant, Government departments and agencies.

2  A Covered Institution is defined as a credit institution or a subsidiary of a credit institution: (a) that stands specified by order by the Minister under section 6(1) of the Credit Institutions (Financial Support) Act 2008; and (b) that has joined this Scheme in accordance with paragraph 5 of the Schedule to S.I. No. 411 of 2008

3  Page 4 of the CBoI’s “Impairment Provisioning and Disclosure Guidelines”

4  (Pages 42 - 66 of the CBoI’s “Impairment Provisioning and Disclosure Guidelines”

5  (Page 24 of the CBoI’s “Impairment Provisioning and Disclosure Guidelines”

Impairment Charges on Financial Assets, page 65

2. We note your disclosure on page 66 that the impairment charge for 2010 included an amount of approximately €100 million to reflect a change in your assumption of the expected peak to trough decline in residential property prices from 45% to 55% in the impairment provisioning models for Retail Ireland mortgages. Please tell us and revise your filings to address the following:

Explain in further detail how you determined the expected change in peak to trough declines in these mortgages;

Response:

The Group reviews its peak to trough house price assumption for Retail Ireland mortgages as part of its half year and year end impairment provisioning process. As part of the 2010 review process, the Group reviewed the appropriateness of its then existing 45% peak to trough assumption.  The latest market data at that point had raised questions about both the extent of the peak to trough fall and the timeframe over which it might arise.

The following explains how the Group determined the expected change in our peak to trough assumption used at 31 December 2010 and we will revise our 2012 Form 20-F filing to include substantially the following:

“An impairment charge of approximately €100 million was incurred for the year ended 31 December 2010 to recognise a change in our assumption relating to the expected peak to trough decline in residential property prices from 45% to 55% in the impairment provisioning models for Retail Ireland mortgages.  Management had previously considered that a peak to trough house price decline of 45%, with the trough expected to be reached in 2011, was appropriate.  However, in late 2010, more recent market data had raised questions about both the extent of the peak to trough fall and the timeframe over which it might arise, specifically:

•      The quarter on quarter slow down in the rate of decline in house prices observed from Q4 2009 had been in line with the Group’s forecast of a 45% peak to trough fall by 2011. However, a reversal of this trend was reported in the final quarter of 2010, with the PTSB/ESRI index recording a fall of 3.5% in the quarter, a significant acceleration in the rate of decline compared with earlier quarterly readings.

•      The release of the National Recovery Plan, the implementation of the EU-IMF Programme for Support and the release of the Irish Budget details in Q4 2010 were followed by economic forecasts that predicted a more gradual recovery in the Irish economy.  Forecasts at the time relating to house price movements generally showed further decline, which was expected to continue in both 2011 and 2012, before recovering modestly in 2013.”

Discuss whether your expectations for 2010 were consistent with actual losses incurred with respect to these mortgages during 2011 and how this was factored into your impairment provisioning model going forward;

Response:

At 31 December 2010, the Group adopted 55% (refer to page 124 of the 2010 Form 20-F) as its peak to trough house price estimate for its Retail Ireland mortgage portfolio with the trough expected to be reached in 2012. This aligned with the subsequent Prudential Capital Assessment Review (PCAR) process in 2011 and the CBoI base case forecasts.

Actual house price data in Ireland, as published by the Central Statistics Office (“CSO”) in its Residential Property Price Index, showed that house prices fell 50% nationally from peak (in 2007) to June 2012. The below chart sets out the movement in the CSO house price index from peak to each of the relevant reporting dates. This supports the continuing appropriateness of the Group’s 55% peak to trough assumption.

We will revise future filings to include substantially the following disclosure (updated as appropriate):

“The assumptions relating to the anticipated peak to trough house price decline, together with all other key impairment provisioning model factors, continue to be reviewed as part of our year-end and half year-end financial reporting cycle.

Actual house prices in Ireland, as published by the CSO in its Residential Property Price Index6, showed a decline of 47% nationally from peak to 31 December 2011, supporting the continuing appropriateness of the 55% peak to trough assumption.”

6  Source: CSO Residential Property Price Index,  www.cso.ie

Explain whether you have further revised your impairment provisioning model in 2011 or expect to for 2012 and the related reasoning and underlying support for these changes.

Response:

The Group has a rigorous process for review and testing of all its loss provisioning models and reviews and challenges the adequacy and appropriateness of all of the model factors.

We did not materially change any impairment provisioning model methodology / factors for Retail Ireland mortgages in 2011. We do not currently expect to make any material model methodology changes in 2012, save in the case of aligning our models with the requirements of the “Impairment Provisioning and Disclosure Guidelines” issued by the CBoI. Our 2012 Form 20-F will include disclosure of the nature and financial impact (if any, where material) resulting from material changes to our model methodology / factors (if any).

3. As a related matter, we note that the increase in your impairment charge from 2010 to 2011 is due in part to increasing default arrears (90 days or more past due), which since August 2011 appears to have been impacted by the implementation of the new code of conduct on mortgage arrears.  Taking into consideration your disclosures on pages 185 and 215, please tell us and revise your future filings to provide a comprehensive discussion of this new code of conduct and related current or expected impact to your financial statements.

Response:

Managing mortgage arrears and supporting our customers in financial difficulty is a key priority for the Group. Following the publication of the revised Code of Conduct on Mortgage Arrears (CCMA), issued by the CBoI, the Group engaged in a programme of systems and technical developments and extensive staff training to meet its obligations under the CCMA. While the initial implementation of CCMA appears to have impacted the level of default arrears during the second half of 2011,it does not appear to have been a causal factor in relation to new default arrears in 2012.

We will revise our 2012 Form 20-F filing to include the following information on the revised CBoI code of conduct on mortgage arrears:

“The revised Code of Conduct on Mortgage Arrears (CCMA) was issued by the Central Bank of Ireland in December 2010. CCMA applies to mortgage lenders in Ireland with effect from 1 January 2011, with lenders allowed a six month period (ended 30 June 2011) for the implementation of certain aspects of the code as the CBoI was cognisant of requirements relating to systems development in order to support the code implementation.

The revised CCMA includes more detailed procedural and operational requirements for lenders when dealing with borrowers experiencing arrears and financial difficulties.

The CCMA only applies to those borrowers who have notified their lender that they are facing financial difficulties and may be at risk of mortgage arrears i.e. pre-arrears cases or existing arrears cases. The CCMA does not require the Bank to provide restructuring arrangements to borrowers who are not in financial difficulty, regardless of whether or not the borrower is in negative equity.

In addition, the CCMA only applies to the mortgage loan of a borrower which is secured by their primary residence, where the primary residence means a property which is:

•                  the residential property which the borrower occupies as his/her primary residence in the State i.e. Republic of Ireland; or

•                  a residential property in the State which is the only residential property owned by the borrower.

The most significant changes in the revised CCMA include:

•                  the CCMA applies to borrowers who notify their lender that they are facing financial difficulties and may be at risk of mortgage arrears i.e. pre-arrears cases;

•                  lenders are required to establish a Mortgage Arrears Resolution Process (MARP) and use this framework when dealing with arrears and pre-arrears customers;

•                  lenders must ensure that communications with borrowers are presented in a clear and consumer-friendly manner and must make available to borrowers an information booklet which provides details on the MARP;

•                  lenders are required to set up an Arrears Support Unit (ASU) to assess arrears and pre-arrears cases;

•                  borrowers can now make an appeal in relation to the decision of the ASU and the lender’s treatment of the borrower’s case under the MARP process, to an internal Appeals Board which lenders are required to establish;

•                  the complaints process under the Consumer Protection Code is replaced with an Appeals process under the CCMA;

•                  when a lender is determining the 12 month period it must wait before applying to the courts to commence legal action, it must exclude any time period during which a borrower is complying with the terms of an alternative repayment arrangement, making an appeal to the internal appeals Board or making a complaint to the Financial Services Ombudsman (FSO) under the CCMA; and

•                  The CCMA also requires that customers complete a detailed financial analysis, covering household budget planning, debt obligations and the discussion of potential forbearance options (including unsecured debts credit cards, loans etc.).

The revised CCMA which was effective from 1 January 2011 is fully operational within the Group and all requirements of the code have been implemented.”

Please additionally tell us and revise your future filings to address the following:

We note your total restructuring arrangements on page 214. Please distinguish between the loan restructurings as a result of this new code of conduct from those performed previously;

Response:

The restructuring arrangements disclosed in table 5 on page 214 of the 2011 Form 20-F includes all our Retail Ireland mortgage restructuring arrangements for loans outstanding at 31 December 2011 and were options utilised by the Group both before and after the introduction of the CCMA. The principal restructuring types at 31 December 2011 consisted of the following:

•                  Interest only: an arrangement where the borrower pays the interest on the principal balance, on a temporary or longer term basis, with the principal balance unchanged;

•                  Reduced payment (greater than interest only) incorporating some principal repayments: a temporary or medium term arrangement where the borrower pays the full interest due plus an element of principal on the basis that principal payments will increase in the future; and

•                  Term extension (including servicing interest): a permanent arrangement where the original term of the mortgage is extended and all interest and principal is fully serviced.

In addition, the Group applied in limited circumstances the Deferred Interest Scheme (DIS). This is a temporary arrangement where the borrower reduces repayments to an amount of less than interest only but at a minimum level of 66.67% of interest only for a defined period. This scheme only applied to a negligible number of cases as at 31 December 2011.

The Group is revising the definition of restructuring arrangements to align with the CBoI definition of forbearance as defined in the CBoI’s “Impairment Provisioning and Disclosure Guidelines” issued in December 2011. The guidelines state that “forbearance measures occur when a Covered Institution, for reasons relating to the actual or apparent financial stress of a borrower, grants a concession whether temporarily or permanently to that borrower. A concession may involve restructuring the contractual terms of a debt or payment in some form other than cash, such as an equity interest in the borrower.  If the decision to make a concession is not related to the actual or apparent financial distress of the borrower, forbearance has not occurred” 7.

The key difference between the Group’s current definition of restructuring and the CBoI definition of forbearance, as outlined above, is that the Group currently includes all restructured loans where there has been a formal amendment, outside of a product change to a borrower’s loan contractual terms whereas the CBoI definition relates only to restructuring arrangements due to financial stress or distress. (A product change can consist of a customer moving from one mortgage product/rate to another, e.g. switching from a fixed rate loan to a variable rate loan.) As a result of this change in definition, future filings will refer to forbearance and not restructuring.  We do not expect a material movement in either the volume of loans or in the number of accounts subject to restructuring arrangements resulting from this change in definition.

Under the CCMA, a lender must explore all options for alternative repayment arrangements to determine which options are viable for each particular case. Such alternative repayment arrangements must include:

•                  an interest-only arrangement for a specified period;

•                  an arrangement to pay interest and part of the normal capital element for a specified period;

•                  deferring payment of all or part of the instalment repayment for a period;

•                  extending the term of the mortgage;

•                  changing the type of the mortgage, except in the case of tracker mortgages;

•                  capitalising the arrears and interest; and

•                  any voluntary scheme to which the lender has signed up.

The options have been made more systematically available to our customers since the introduction of the CCMA in 2011 and the range was expanded to include our DIS arrangement. Enhanced restructuring options are being made available to customers during 2012. We will include details of all these arrangements consistent with the above in future filings and note that the current requirements of the CCMA will not impact on the restructuring arrangements offered to our customers.

We will revise future filings to disclose substantially the following information:

“The Group has revised its definition of restructuring arrangements for Retail Ireland mortgages from one where there has been a ‘formal amendment, outside of a product change, to a borrower’s loan contractual terms’ to ‘a loan on which a temporary or permanent concession or agreed change has been granted by the Group to a borrower for reasons relating to the actual or apparent financial stress or distress of that borrower’.”

7  Page 12  of the CBoI’s “Impairment Provisioning and Disclosure Guidelines”

Discuss your current success rates with loans which have been restructured as a result of this new code of conduct. Compare and contrast these success rates with loans that were restructured previously;

Response:

The Group monitors its restructured accounts on an ongoing basis. Since the end of 2008, 86% of all of restructured accounts have resulted in either an improving or stable arrears position.

Following full introduction of the CCMA in 2011, the Group continues to restructure borrowers as appropriate.

Given the recent vintage of the restructured arrangements since the introduction of the CCMA, it would be premature to make definitive comment on success rates at this time.   The Group is tracking the success of its mortgage restructures and intends to provide commentary and appropriate tables and statistics in future filing periods as information and definitive results become available.

Consider providing comparative annual disclosures that would allow an understanding of the trends from year to year related to your loan restructuring arrangements;

Response:

Following the extensive systems and technical redevelopments undertaken to meet the CCMA requirements during 2011, and in recognition of the requirements of the CBoI’s guidelines issued in December 2011, the Group published additional disclosures on loan restructuring arrangements in its Retail Ireland mortgage book on pages 214 to 215 of its 2011 Form 20-F filing.

As outlined above, the Group is revising its definition of restructuring arrangements to align with the CBoI’s definition of forbearance. Future filings will be revised to include disclosure of Retail Ireland mortgages subject to forbearance, including comparative information, in a format similar to the table on page 214 of the 2011 Form 20-F filing.  This disclosure will also include narrative on material variances on comparative information for loan restructuring arrangements.

We note disclosures on page 211 that as of December 31, 2011, 55% of the Retail Ireland mortgage loan book had weighted average loan-to-values (LTVs) greater than 100%. Please tell us and revise future filings to discuss if your new code of conduct addresses restructuring arrangements for borrowers who are current with their payments but have negative equity.

Response:

The CCMA applies to borrowers that are facing financial difficulties and may be at risk of mortgage arrears. The CCMA does not address restructuring arrangements for borrowers who are current with their payments but have negative equity. A form of amended wording to be included in our 2012 Form 20-F filing has been included on page 6 above.

Description of Assets and Liabilities, page 112

4. We note your disclosure that you offer a wide range of home mortgage products including amortizing, interest only, and endowment loans. Given the higher level of risk assumed with these loan products and to the extent these are a material component of your lending exposure, please tell us and revise your future filings to more fully discuss each of these loans types, origination policies and procedures, typical terms, and any other information deemed necessary for an understanding. Please also consider providing quantitative disclosures to supplement an investors understanding into your current holdings of each of these types of loans.

Response:

While the Group offers a number of home mortgage products within its range, 99% of our Retail Ireland mortgage portfolio and 100% of our Retail UK mortgage portfolio consist of amortising or interest only (or greater) accounts. In addition, in excess of 99% of new Retail Ireland mortgages and 77% of new Retail UK mortgages issued in the year ended 31 December 2011 were amortising mortgages.

We will revise our 2012 Form 20-F filing to include substantially the following information on our principal loan products for Retail Ireland and Retail UK:

“At 31 December 2011, the Retail Ireland mortgage portfolio consisted of 81% amortising mortgages Amortising mortgages are mortgages which are on a principal and interest repayment basis such that the mortgage is repaid in full over the agreed term. The typical term at origination for these mortgages was 20 to 30 years at 31 December 2011.

At 31 December 2011, the Retail Ireland mortgage portfolio consisted of 18% interest only mortgages. Interest only mortgages are mortgages where the repayment consists of the interest element (or greater) for an agreed period at the end of which the mortgage becomes amortising. Interest only periods on Retail Ireland mortgages typically range between 3 and 5 years.

At 31 December 2011, the Retail UK mortgage portfolio consisted of 34% amortising mortgages Amortising mortgages are mortgages which are on a principal and interest repayment basis such that the mortgage is repaid in full over the agreed term. The typical term at origination for these mortgages was 20 to 30 years at 31 December 2011.

At 31 December 2011, the Retail UK mortgage portfolio consisted of 66% interest only mortgages. Interest only mortgages are mortgages where the repayment consists of the interest element (or greater) for an agreed period at the end of which the mortgage becomes amortising or fully due.  Interest only periods on mortgage products offered in the UK may extend for the full period of the mortgage.”

The Group’s mortgage portfolio comprises both Owner occupier and Buy to let and has all been underwritten and is managed by the Group. Key aspects of our origination policies and procedures for both Owner occupier and Buy to let loans for Retail Ireland mortgages are noted on page 208 of the 2011 Form 20-F, “The Group has a long established infrastructure for the origination, underwriting and management of its mortgage portfolio.  The processes of underwriting through to account management are centralised and no delegated discretions are in operation outside the centralised units. Mortgage applications are assessed utilising a stressed interest rate. The mortgage process is a fully documented process with documentary evidence of key borrower information including an independent valuation of the security property.” The Group will continue to include these disclosures in its future filings.

The Group will also include similar disclosures outlining the key aspects of our Retail UK Mortgage portfolio in future filings.

We will include substantially the following disclosure in our 2012 Form 20-F filing:

“Mortgage lending guidelines are subject to regular review.  Each applicant is primarily assessed based on individual circumstances and the borrower’s ability and capacity to repay the loan.  The applicant’s credit worthiness, repayment capacity and the value of the property are key factors in the underwriting decision. At 31 December 2011, typical lending criteria for the Retail Ireland and Retail UK mortgage portfolios (including Owner occupier and Buy to let mortgages) include: the establishment of adequate repayment capacity of the borrower; loan to value (LTV) limits which are restricted depending on mortgage size and borrower type; maximum mortgage terms (depending on mortgage type and type of borrower; interest only or amortising repayment types (with interest only availability dependent on borrower type and LTV). All loans are subject to specific lending terms and conditions.”

Risk Elements in Lending, page 121

5. We note the table on page 122 disclosing your loans accounted for on a non-accrual basis. Additionally, we note footnote one to this table which states that non-accrual loan totals include loans in Ireland and the UK where interest is accrued but a provision has been made. Please tell us and revise future filing disclosures to clearly state whether these loans are past due but not impaired or impaired in addition to whether the provision recorded represents specific charges individually or collectively assessed or incurred but not reported impairment provisions.

Response:

We confirm that all the loans accounted for on a non-accrual basis of €11,654 million at 31 December 2011 (31 December 2010: €9,653 million; 31 December 2009: €10,936 million; 31 March 2009: €3,822 million; 31 March 2008: €682 million) are considered impaired and have recorded a specific impairment provision.

The specific provisions recorded against these loans are analysed between specific provisions individually assessed and specific provisions collectively assessed in the ‘Impairment provision by nature of impairment provision’ table on page 193 of the 2011 Form 20-F.

For future filings, we will amend the footnote one on page 122 substantially as follows:

“Includes impaired loans in Ireland and the UK where interest is accrued but a specific provision has been made. All of these loans are considered impaired. The specific provisions recorded against these loans are analysed between specific provisions individually assessed and specific provisions collectively assessed in the ‘Impairment provision by nature of impairment provision’ table on page 193.”

Legal Proceedings, page 157

6. We note your disclosure pertaining to your various legal proceedings disclosed on pages 157-159. We further note your disclosure on page F-121 related to your other contingent liabilities. Please tell us the amount of provision recorded or an estimate of the contingent liability determined related to each of your significant legal matters considering the guidance in IAS 37.

Response:

Procom litigation

In February 2010, €90.9 million of damages were awarded against the Group in respect of this litigation. These damages were recognised as a provision by the Group as at 31 December 2009, and were paid during the year ended 2010.

Both the plaintiff and the Group appealed the decision, with the appeal being heard in May 2011. In December 2011, the result of the appeal was published. The Court partially upheld the appeal filed by Procom & Cecosa and rejected the appeal filed by the Group in full.

The Group recognised a provision of €13.6 million as at 31 December 2011 in respect of this appeal ruling. No contingent liability was required.

The provision of €13.6 million related principally to the €12 million of additional damages awarded to the plaintiff in December 2011, which were paid in January 2012, with the remainder representing a provision for legal costs. As disclosed, the plaintiff did not lodge an appeal in respect of the award of €12 million of additional damages. The Group’s legal advice was that the award could not be further increased and on that basis no further provision or contingent liability was required to be recognised or disclosed respectively.

Investigation into the banking system

The Group did not recognise a provision nor determine that it had a contingent liability at 31 December 2011 in respect of this investigation.

The Group believes that the investigation, the preliminary reports published on 31 May 2010 and the report of the Statutory Commission of Investigation published on 19 April 2011, respectively, have not created a present or possible obligation as a result of a past event which would require the recognition of a provision or the disclosure of a contingent liability under IAS 37.

Department of Finance remuneration review

The Group did not recognise a provision nor determine that it had a contingent liability at 31 December 2011 in respect of this review.

The Group considers that the possibility of a further outflow of resources as a result of this investigation, over and above the disclosed payment of €2 million made to the State to recognise the difficulties caused by the way in which the Group dealt with the request for information and with the subsequent review, is remote.

Litigation in relation to the Debt for Equity Offers and application of the Stabilisation Act

The Group did not recognise a provision nor determine that it had a contingent liability at 31 December 2011 in respect of this litigation.

In respect of the 13.375% Unsecured Perpetual Subordinated Bonds, the Group disclosed that the matter was resolved during 2011 to the parties’ mutual satisfaction.

In relation to the US$750 million of Lower Tier 2 Eligible Debt Securities, the Group believed at 31 December 2011 that the possibility of an outflow of economic resources as a result of these proceedings was remote. We note that since the reporting date, the matter has been resolved to parties’ mutual satisfaction.

Supplementary Section — Retail Ireland Mortgages, page 208

7. We note from Table 1 that your Retail Ireland buy to let mortgages totalled approximately €7 billion as of December 31, 2011. We also note that of these loans only 50% are on a principal and interest repayment basis, €765 million are considered impaired, and 69% have negative equity with an average LTV of 118% as of December 31, 2011. As a result of the increased credit risk related to this mortgage loan portfolio, please tell us and revise your future filings to disclose the following:

Provide your loan origination policies and procedures for these loans;

Response:

In general, there is no differentiation in our origination policies when assessing an application for a mortgage that is being approved on an amortising or interest only basis.  For Retail Ireland Buy to let mortgages an interest only period is ordinarily 3 to 5 years, after which the mortgage moves to an amortising repayment schedule.

Key aspects of the Group’s loan origination policies and procedures for Retail Ireland Buy to let mortgages are contained in the response to comment 4 on page 10.

Explain in detail the typical features offered for these loans. Specifically, please address the terms of your interest only periods as we note on page 88 that upon interest only periods coming to an end during the second half of 2011 default arrears increased;

Response:

Typical lending criteria for Retail Ireland Buy to let mortgages at 31 December 2011 are set out in the response to comment 4 on page 11.

At the end of the pre-agreed interest only period, borrowers are required to either commence full capital and interest repayments to discharge the mortgage over the remaining term or discharge the mortgage in full.

While existing Retail Ireland Buy to let mortgages continue to move from interest only terms to amortising in line with their original terms, some amortising Retail Ireland Buy to let mortgages are moving to interest only or interest only plus as part of restructuring arrangements.

Discuss how and when you offer a restructuring agreement for these loans based on your disclosures in Table 5 on page 214. In this regard, please also address whether these loans are considered impaired and how you consider these loans in determining your allowance for impairment charges and related provisioning;

Response:

Table 5 on page 214 contains all Retail Ireland mortgage restructuring arrangements whether impaired or not impaired. A key consideration in assessing an application for a Buy to let restructure is whether the Group believes it is a sustainable Buy to let mortgage with sufficient cash flow to fund the new arrangement with full repayment of interest and capital. In these cases, the Group expects to receive full principal and interest and these loans are not considered impaired. All requests for restructuring are subject to a full re-underwrite of the mortgage.

As noted in table 5 on page 214 of the 2011 Form 20-F, the principal restructuring options offered on Retail Ireland Buy to let mortgages include:

•                  The term of the mortgage is extended to enable full capital and interest repayment;

•                  Repayment of greater than interest only but less than full capital and interest repayment; and

•                  An extension of interest-only repayment terms.

Buy to let mortgages are considered impaired when the Group does not believe that there is sufficient cash flow to fund the repayment of the mortgage on a sustainable basis. At this point, a requirement to apply a specific provision is identified and a provision is recognised on either an individual or collective basis. The methodology for recognising impairment on mortgages (including Buy to let) is set out on pages 249 to 251 of the 2011 Form 20-F and we will provide comparable disclosure in our 2012 Form 20-F filing.

Explain how the new code of conduct on arrears has impacted the asset quality of these loans.

Response:

The introduction of the CCMA has had a negligible impact on arrears in the Group’s Buy to let mortgage portfolio. As outlined in the proposed disclosure on page 6, the CCMA only applies to mortgages where the borrower occupies the property as his/her primary residence in the State or the property is the borrower’s only residential property in the State i.e. it does not typically apply to Buy to let mortgages.

Asset Quality, page 212

8. We note your table of restructuring arrangements for Retail Ireland mortgages along with the nature and type of restructurings currently offered as disclosed on page 214. Please tell us and revise your future filings to disclose the following:

Provide your definition of a restructured loan. In this regard, disclose whether these loans would be considered impaired based upon the criteria in paragraph 59(c) of IAS 39 and clearly specify whether there are any instances in which you would grant a concession to a borrower where the modified loan would not be considered to be restructured;

Response:

As noted in the response and proposed disclosure to comment 3 above, a restructured loan is one where there has been a formal amendment, outside of a product change, to the borrower’s loan contractual terms. A product change can consist of a customer moving from one mortgage product/rate to another (i.e. switching from a fixed rate loan to a variable rate loan).

Table 5 on page 214 of the 2011 Form 20-F includes all restructurings. Included within these restructurings are loans that are considered impaired. The methodology for recognising impairment on mortgages is set out on pages 249 to 251 of 2011 Form 20-F. The instances of mortgages becoming impaired solely due to the granting of a concession (as defined in IAS 39 paragraph 59 (c)) are negligible.

We do not believe that there are instances in which we would grant a restructure to a borrower which would not be considered a restructure.

To the extent that you have modified loans which are not deemed to be restructured or impaired, please explain how you concluded that all of these loans should not be classified as renegotiated or impaired and disclose the balance of these loans for each period presented;

Response:

As noted above, table 5 on page 214 of the 2011 Form 20-F includes all restructurings, whether impaired or not, whether short or long term, across the Retail Ireland mortgage portfolio. The methodology for recognising impairment on mortgages is set out on pages 249 to 251 of 2011 Form 20-F.

Discuss whether you grant multiple short-term modifications for the same loan, and if so, disclose how you consider these modifications in your determination of the allowance for impairment charges;

Response:

Short term restructures may be granted on more than one occasion, for some borrowers, for the same loan, subject to the re-underwriting of the mortgage and they continue to be subject to the same methodologies for recognising impairment as outlined on pages 249 to 251 of 2011 Form 20-F. The process of re-underwriting each application for a restructure facilitates the identification of impairment losses, where they exist, on restructured loans.

Discuss your policy for removing restructured loans initially classified as impaired from impaired status. Also, clarify whether there are any situations in which a restructured loan is removed from impaired status (i.e. due to performance under modified terms for a specified period of time) and if so, whether impairment of such loans continues to be measured on an individual basis or is included in your collective assessment for impairment;

Response:

We will revise future filings to disclose the following:

“An impaired mortgage is restored to unimpaired status when the contractual amount of principal and interest is deemed to be fully collectible. Typically, a mortgage is deemed to be fully collectible based on an updated assessment by the Group of the borrower’s financial circumstances. This assessment includes a demonstration of the customer’s ability to make payments on the original/revised terms and conditions as agreed with the Group as part of a sustainable forbearance arrangement.

If a restructured loan is removed from impaired status, its specific provision (either individual or collective) will be released. However, the loan would be included in a pool of mortgages on which the Incurred but Not Reported (IBNR) provision is determined.”

Consider providing a roll-forward of your restructuring arrangements for each period presented so that a reader may understand the various drivers of changes in the balances of those loans;

Response:

Following the extensive systems and technical redevelopments undertaken to meet the CCMA requirements during 2011, the Group published additional disclosures on loan restructuring arrangements in its 2011 Form 20-F filing. We will revise our 2012 Form 20-F filing to include comparative information with narrative on material movements in loan restructuring arrangements for mortgages.

Revise to provide disclosures related to the restructuring arrangements for the remainder of your loan portfolio as we only note quantitative disclosures related to Retail Ireland mortgages.

Response:

As outlined in the response to comment 3 above, the Group is revising the definition of restructuring to align with the CBoI definition of forbearance.

We are gathering forbearance data on all loan portfolios and it is our intention to further extend the disclosures included on page 214 of the 2011 Form 20-F relating to Retail Ireland mortgages to cover other loan portfolios at 31 December 2012 in our 2012 Form 20-F filing.

Exhibits, page 262

9. Please file the following as exhibits with your future Form 20-F filings:

•                  Subscription Agreement with the Irish Government (March 2009);

•                  Performance-related bonus scheme;

•                  Deposit Agreement between the Group and the Bank of New York Mellon;

•                  Indemnity agreement between the Bank and the Minister for Finance; and

•                  Acquisition agreement, dated March 30, 2010, between New Ireland Assurance Company plc and National Asset Management Agency Investment Limited.

Response:

We will file as exhibits with our 2012 Form 20-F filing the following:

•                  Subscription Agreement with the Irish Government (March 2009);

•                  Deposit Agreement between the Group and the Bank of New York Mellon;

•                  Indemnity agreement between the Bank and the Minister for Finance; and

•                  Acquisition agreement, dated March 30, 2010, between New Ireland Assurance Company plc and National Asset Management Agency Investment Limited.

No additional performance-related bonus schemes are currently in existence for which exhibits have not already been filed.

Note 3 - Interest Income, page F-56

10. We note your disclosure that included within interest income is €217 million and €210 million arising on financial assets on which an impairment provision has been recognized for the years ended December 31, 2011 and 2010, respectively. Please tell us and revise future filings to clarify whether these amounts represent impairments recognized on available for sale financial assets or on your loans and advances to customers. If this interest was recognized on your loans and advances to customers that have a recorded impairment provision please clearly disclose whether these related to specific provisions individually or collectively assessed and also whether they relate to neither past due nor impaired, past due but not impaired, or impaired loans.

Response:

We confirm that interest income on impaired financial assets of €217 million (31 December 2010: €210 million) consists of €202 million (31 December 2010: €210 million) of interest arising on impaired loans and advances to customers which have recorded a specific impairment provision and €15 million (31 December 2010: €nil) of interest arising on impaired available for sale financial assets.

The disclosure on page F-56 of the 2011 Form 20-F is as follows:

“Included within interest income is €217 million (year ended 31 December 2010: €210 million) arising on financial assets on which an impairment provision has been recognised.”

For future filings, this disclosure will be amended substantially as follows:

“Included within interest income is €202 million (year ended 31 December 2010: €210 million) of interest arising on impaired loans and advances to customers on which a specific impairment provision has been recognised. €163 million of this amount (year ended 31 December 2010: €171 million) relates to loans on which specific provisions have been individually assessed and €39 million (year ended 31 December 2010: €39 million) relates to loans on which specific provisions have been collectively assessed. Interest income of €15 million (year ended 31 December 2010: €nil) relates to interest on impaired available for sale financial assets on which an individually assessed specific impairment provision has been recognised.”

Note 4 - Interest Expense, page F-56

11. We note your disclosure that included within interest expense is €449 million and €275 million related to the cost of the Credit Institutions (Eligible Liabilities Guarantee) Scheme (ELG) for the years ended December 31, 2011 and 2010, respectively. We also note that the government guarantee fee for the CIFS scheme in note 6 on page F-57 is reflected in “fee and commission expense” for the year ended December 31, 2010. Please compare and contrast for us your presentation of these two expenses as it appears from note 56 that the ELG replaced the CIFS scheme during 2010.

Response:

Background

On 9 December 2009 the Credit Institutions (Eligible Liabilities Guarantee) Scheme (the “ELG Scheme”) was introduced. The purpose of the ELG scheme was to update and revise the bank guarantee that existed at that time under the Credit Institutions (Financial Support) Scheme 2008 (the “CIFS Scheme”). On 11 January 2010, the Group became a participating institution under the ELG Scheme.

From the time that a participating institution joins the ELG Scheme, only covered liabilities of that participating institution (as defined in the CIFS Scheme) in existence or contracted for prior to that time continued to be guaranteed under the CIFS Scheme. All such then-existing covered liabilities remained guaranteed until 29 September 2010 under the CIFS Scheme. From the time that a participating institution joins the ELG Scheme, any liabilities incurred or contracted for thereafter by that participating institution may be guaranteed under the ELG Scheme only.

A fee is payable to the Minister for Finance in respect of each liability guaranteed under the ELG Scheme.

Income statement classification

Fees payable under the CIFS Scheme were classified as a fee paid rather than interest expense, because the scheme provided a guarantee to cover all deposits, debt issued and subordinated liabilities. Those fees therefore did not meet the definition of a transaction cost under IAS 39 as the fee payable under that scheme was not a fee directly attributable to a specific financial liability (but rather it related to all liabilities covered under the scheme, including those existing prior to the introduction of the scheme).

However, the ELG relates to specific liabilities only, and only to those issued after the introduction of the scheme. Approval is required for each liability issued prior to its inclusion under the scheme. In addition the calculation of the fee is based on the type and volume of each liability guaranteed by the scheme. The Group has the ability to issue specific liabilities which are not covered by the ELG Scheme, whereas all liabilities were covered by the CIFS Scheme.

IAS 39 defines transaction costs as those costs that are directly attributable to the acquisition, issue or disposal of a financial asset or a financial liability. The fee payable under the ELG scheme is directly attributable and incremental to the issue of specific financial liabilities.

Under IFRS and the Group’s accounting policies, because the ELG fee is a cash flow specific to certain financial instruments, it should be included in the effective interest rate. Therefore, the ELG fee is presented as an interest expense rather than accounted for as a fee payable.

In the Group’s 2010 Form 20-F, the Group made the following disclosures to explain the classification of the charges relating to the ELG and CIFS schemes respectively:

Note 4 Interest Expense

“Included within interest expense for the year ended 31 December 2010 is an amount of €275 million (nine month period ended 31 December 2009: €nil; year ended 31 March 2009: €nil) relating to the cost of the Credit Institutions (Eligible Liabilities Guarantee) Scheme (ELG). The cost of this scheme is classified as interest expense as it is directly attributable and incremental to the issue of specific financial liabilities. Further information on this scheme is outlined in note 54. The cost of the Credit Institutions (Financial Support) Scheme (CIFS) for the year ended 31 December 2010 of €68 million (nine month period ended 31 December 2009: €105 million; year ended 31 March 2009: €66 million) is shown in fee and commission expense (note 6).”

Note 6 Fee and Commission Income and Expense

“The Government Guarantee fee relates to the fee paid under the CIFS Scheme, which commenced on 30 September 2008 and expired on 29 September 2010. This fee is included as a fee and commission expense as it is not both directly attributable and incremental to the issue of specific financial liabilities. Further information on the CIFS Scheme is outlined in note 54. The cost of the ELG Scheme for the year ended 31 December 2010 of €275 million is recognised in interest expense (note 4).”

These disclosures were inadvertently not repeated in the Group’s 2011 Form 20-F. The Group will reinstate these disclosures in its 2012 Form 20-F and for as long as any comparative period includes a charge incurred under the CIFS scheme.

Form 6-K filed 10 August 2012

Interim Report for the Six Months Ended 30 June 2012

Impairment Charges on Loans and Advances to Customers, page 12

12. Please tell us and revise your future filings to explain the reasons for the incurred but not reported (IBNR) impairment reversal of €126 million during the six-month period ended June 30, 2012. Noting your methodology for establishing your IBNR as disclosed on page 251 of your Form 20-F for the period ended December 31, 2011, please bridge the gap to explain changes in loss emergence rates, loss emergence periods, and loss given default rates, as applicable, in addition to any other information that will provide for an enhanced understanding of movements within your IBNR.

Response:

The reported impairment movement of €126 million primarily relates to a movement in the Retail Ireland mortgage portfolio as detailed in the table below.

IBNR provisions are recognised on all categories of loans for losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment.

Loss emergence rates, loss emergence periods and loss given default rates in the Retail Ireland mortgage portfolio models varied little between 31 December 2011 and 30 June 2012.  However, the volume of mortgage loans in Retail Ireland mortgages where losses were not specifically identified, particularly mortgages classified as ‘Past due but not impaired’, declined between 31 December 2011 and 30 June 2012, resulting in a reduction in the provision for IBNR losses of €105 million. This was offset by an increase in the volume of impaired mortgages which resulted in an increase in specific provision coverage.

If there is a material movement in our IBNR impairment provision during the year to 31 December 2012, we will include in our 2012 Form 20-F filing a form of the following disclosure revised to include the movement in the year ended 31 December 2012:

“In the six months ended 30 June 2012, the Incurred But Not Reported (IBNR) impairment provision related to the Retail Ireland mortgage portfolio reduced by €105 million primarily as a result of a reduction of €0.5 billion in the volumes of Retail Ireland mortgages, where provisions were not specifically identified, from €2.7 billion at 31 December 2011 to €2.2 billion at 30 June 2012.

This decline in the IBNR impairment provision was offset in the six months ended 30 June 2012 by an increase of €396 million in the specific provision for Retail Ireland mortgages as a result of an increase of €1.0 billion in the volume of impaired Retail Ireland mortgages from €1.3 billion at 31 December 2011 to €2.3 billion at 30 June 2012.”

Accuracy and adequacy of disclosure in the filing

We acknowledge that:

•                  Management is responsible for the adequacy and accuracy of disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Group may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the information above is useful in addressing the queries raised in your letter.

Please contact either myself (Tel: +353 76 6235141) or Jim Hickey (Director of Group Finance: Tel: +353 76 624 8879) if you have any questions relating to the response.

Yours sincerely,

/s/ Andrew Keating
Andrew Keating
Group Chief Financial Officer

Cc:

Richie Boucher

Jim Hickey

Babette Cooper

John Spitz

David Lin